Exhibit 99.1

Lithium Americas Announces Temporary Suspension of Construction in Argentina Following Government Restrictions

Vancouver, Canada, March 20, 2020 - Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced that construction activities at the Cauchari-Olaroz lithium project (“Caucharí-Olaroz” or the “Project”) in Jujuy, Argentina, are temporarily suspended, in accordance with government-mandated restrictions in response to COVID-19.

On March 19, 2020, the government of Argentina enacted the Urgency Decree (DNU) #297/20 ordering, among other provisions, a national mandatory quarantine effective from March 20, 2020 until March 31, 2020. Accordingly, development work at Caucharí-Olaroz will be suspended immediately and the Project will be placed on care and maintenance. COVID-19 medical safety procedures have been implemented at site and at the Jujuy office and no employees are currently identified as infected with the COVID-19 virus.

Jon Evans, Lithium Americas’ President and CEO, said. “Our focus is on the safety and health of our employees, contractors and the local communities. We are in the process of safely demobilizing the over 1,000 person construction workforce in support of the government of Argentina’s measures to control the spread of COVID-19. Our development of this world-class lithium project is well advanced and we would expect to be able to resume construction once the suspension is lifted.”

The suspension of construction may impact the Company’s previous estimate for completion of construction by early 2021. Until construction activities resume, the Company is unable to quantify the extent of any such impact. Lithium Americas continues to monitor developments in respect of COVID-19 and its impact on operations at Caucharí-Olaroz and its other business interests.

About Lithium Americas

Lithium Americas is focused on developing Caucharí-Olaroz in Jujuy, Argentina. Lithium Americas, through a wholly owned subsidiary, Lithium Nevada Corp., owns 100% of the Thacker Pass lithium project located in Nevada. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things statements with respect to: the anticipated decision-making with respect to Minera Exar; ongoing restrictions imposed by the government of Argentina in response to COVID-19; the suspension of development work at Cauchari-Olaroz and operation of the project on a care and maintenance basis; the maintenance of a reduced workforce onsite; the demobilization of the Cauchari-Olaroz workforce; the funding of the Company and the Cauchari-Olaroz project; the resumption of construction at Cauchari-Olaroz; the impact of the suspension on construction and the estimated substantial mechanical completion of construction by early 2021; the ability to quantify the extent of the impact on the Company of the suspension on construction; and the continued monitoring of developments of COVID-19.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others: impact of COVID-19; resumption of business upon the lifting of the national mandatory quarantine; forecasted demand for lithium products; the Company’s ability to fund, advance and develop the Caucharí-Olaroz project into production, including results therefrom and timing thereof; accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves; accuracy of current budget and construction estimates; maintenance of a positive business relationship with Ganfeng Lithium; and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others: risks related to global pandemics such as COVID-19; risks related to re-mobilizing the Company’s workforce; inherent risks in development of capital intensive mineral projects (including as co-owners); risk related to variations in mineral resources and mineral reserves; risks related to global demand for lithium, recovery rates and lithium pricing; risks related to changes in project parameters and funding thereof; risks related to changes in legislation or governmental policy; title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.